華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock Code: 1071)

EXTENSION OF DATE FOR DESPATCH OF CIRCULAR REGARDING (1) PROPOSAL TO OBTAIN GENERAL MANDATE TO ISSUE SHARES; (2) DISCLOSEABLE AND CONNECTED TRANSACTION: PROPOSED ACQUISITION OF EQUITY INTERESTS IN FOUR COMPANIES FROM CHINA HUADIAN; AND (3) PROPOSED ISSUANCE OF BONDS WITH WARRANTS

The deadline for the despatch of the Circular to the Shareholders regarding (1) the proposal to obtain General Mandate; (2) the proposed Acquisition; and (3) the proposed Bonds with Warrants Issue as described in the Announcement will be delayed from on or before 5 March 2008 to on or before 26 March 2008. The Company will as soon as practicable dispatch the Circular.

Reference is made to the announcement (the "**Announcement**") of the Company dated 13 February 2008 in relation to (1) the proposal to obtain the General Mandate; (2) the proposed Acquisition; and (3) the proposed Bonds with Warrants Issue. Capitalized terms used herein shall have the same meanings as defined in the Announcement unless defined otherwise.

DELAY IN DESPATCH OF CIRCULAR

Pursuant to Rule 14.38 and Rule 14A.49 of the Hong Kong Listing Rules, the Company is required to despatch a circular (the "**Circular**") in relation to (1) the proposal to obtain the General Mandate; (2) the proposed Acquisition; and (3) the proposed Bonds with Warrants Issue to the Shareholders within 21 days after publication of the Announcement, that is, on or before 5 March 2008. As disclosed in the Announcement, the Acquisition is subject to approvals from relevant PRC

regulatory authorities including but not limited to SASAC. The Company has already applied for the necessary approvals and is currently waiting for the relevant PRC regulatory authorities to revert. As the consideration of the Acquisition is based on the appraised value of the Equity Interests in the Target Companies in the valuation report prepared by China Enterprise Appraisals, which will be endorsed by SASAC according to Chinese laws and regulations, the approval of such valuation report from SASAC may affect the appraised value of the Equity Interests in the Target Companies and consequently the Consideration.As a result, the Company will delay despatch of the Circular until the approval from SASAC has been obtained. The Company has applied to the Hong Kong Stock Exchange for an extension of time for the despatch of the Circular from 5 March 2008 to 26 March 2008.

By Order of the Board
Huadian Power International Corporation Limited
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
5 March 2008

**For identification purposes only.*